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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           Notification of Late Filing

                      Commission File Number: 033-19992-LA

(Check one)

|X| Form 10-K and Form 10-KSB | | Form 11-K | |  Form 20-F

| | Form 10-Q and Form 10-QSB | | Form N-SAR

                     For the period ended DECEMBER 31, 1998

| | Transition Report on Form 10-K and Form 10-KSB | | Transition on Form 20-F | | Transition Report on Form 11-K | | Transition Report on Form 10-Q and
Form 10-QSB | | Transition Report on Form N-SAR

               For the transition period ended_________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:_______________________________

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:   NATIONAL EQUITIES HOLDINGS, INC.

Former name if applicable:

Address of principal

executive office: 13700 VETERANS MEMORIAL DRIVE, SUITE 410

City, State and Zip Code:  HOUSTON, TX 77014

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                                     Part II

                              RULE 12B-25 (b) and (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

         |X|   (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X|   (b) The subject annual report, semi-annual report, transition report Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof with be filled on or before the 15th calendar day following the prescribed due date, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         |X|   (c) The accountant's statement or other exhibit required by
Rule 12b-25 (c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

               State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

               The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the Company's independent oil and gas reserve study and valuation of ownership interest in oil and gas reserves by the Company's independent auditor, therefore, has not been able to review the oil and gas reserve and valuation of ownership reports from the independent petroleum engineering firm.

                                        2

                                     PART IV

                                OTHER INFORMATION

               (1) Name and telephone number of person to contact in regard to this notification:

                GEORGE SUTHERLAND             (281)583-1280
              ----------------------------------------------------
               (Name)                    (Area Code)(telephone #)

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               (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed?
If the answer is no, identify report(s)

                                                                  |X|YES | |NO

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 | |YES  |X|NO

               If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Exhibits

1.        Letter from independent auditor.

                                        3

                        NATIONAL EQUITIES HOLDINGS, INC.
                        --------------------------------

                  (Name of Registrant as Specified in Charter)

                  Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 31, 1998             By /s/
                                            -------------------------
                                            GEORGE SUTHERLAND
                                            DIRECTOR, PRESIDENT,
                                            CHIEF ACCOUNTING OFFICER

                                        4

                                  EXHIBIT INDEX

                      1. Letter from independent auditor.

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                         WEINSTEIN SPIRA & COMPANY, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                            2200 FIVE GREENWAY PLAZA
                                HOUSTON, TX 77046

March 30, 1999

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  National Equities Holdings, Inc.
     Commission File No. 33-19992-LA

Gentlemen:

We will be unable to complete the audit of the financial statements of National Equities Holdings, Inc. (the Company) for the year ended December 31, 1998 by March 31, 1999.

Delays were encountered in the obtaining the independent reserve study, reconciling outstanding common stock and in valuing several investments.

We anticipate completing the audit prior to April 15, 1999.

Very truly yours,

WEINSTEIN SPIRA & COMPANY, P.C.

William F. Cominsky

WFC:an

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[LOGO]



March 30, 1999



U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:  National Equities Holdings, Inc.
     Commission File No. 33-19992-LA

Gentlemen:

We will be unable to complete the audit of the financial statements of National Equities Holdings, Inc. (the Company) for the year ended December 31, 1998 by March 31, 1999.

Delays were encountered in the obtaining the independent reserve study, reconciling outstanding common stock and in valuing several investments.

We anticipate completing the audit prior to April 15, 1999.

Very truly yours,

WEINSTEIN SPIRA & COMPANY, P.C.

William F. Cominsky

WFC:an